POLYMET MINING CORP.
(a development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2008

U.S. Funds

Suite 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at 31 October and 31 January
All figures in Thousands of U.S. Dollars

	31 October	31 January
	2008	2008
ASSETS	(unaudited)
Current
Cash and equivalents	$5,485	$20,084
Accounts receivable and advances	62	168
Investment (Note 11)	149	1,445
Prepaid expenses	600	793
	6,296	22,490
Deferred Financing Costs (Note 10c))	1,725	1,690
Mineral Property, Plant and Equipment (Notes 2 and 3)	86,959	65,019
	$94,980	$89,199

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,631	$4,266
Current portion of long term debt (Note 4)	1,000	1,401
Current portion of asset retirement obligation (Note 5)	338	265
	4,969	5,932

Long term
Long term debt (Note 4)	10,447	10,834
Convertible debt (Note 6)	6,267	-
Long term accounts payable	-	108
Asset retirement obligation (Note 5)	3,415	3,174
	25,098	20,048

SHAREHOLDERS’ EQUITY
Share Capital - (Note 7)	104,779	104,615
Contributed Surplus – (Note 7d))	25,142	20,825
Accumulated Other Comprehensive Loss	-	-
Deficit	(60,039)	(56,289)
	69,882	69,151
	$94,980	$89,199

Contingent Liabilities and Commitments (Notes 3 and 10)

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars except per share amounts

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31 October	31 October	31 October	31 October
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
General and Administrative
Amortization	$7	$16	$24	$27
Consulting fees	9	41	36	91
Investor relations and financing	29	51	127	156
Office and corporate wages	412	412	959	1,155
Professional fees	71	181	254	499
Shareholders’ information	58	70	284	243
Stock-based compensation (Note 7c))	80	80	414	596
Transfer agent and filing fees	24	28	142	117
Travel	94	106	365	404
	784	985	2,605	3,288

Other Expenses (Income)
Interest income, net	(8)	(381)	(157)	(892)
Loss (gain) on foreign exchange	137	(224)	195	(592)
Investment loss (Note 11)	369	-	1,272	-
Rental income	(61)	(6)	(165)	(23)
	437	(611)	1,145	(1,507)

Loss for the Period	$1,221	$374	$3,750	$1,781

Other Comprehensive Loss
Unrealized loss on investment	-	27	-	169
Comprehensive Loss	1,221	401	3,750	1,950

Loss for the Period	1,221	374	3,750	1,781
Deficit – Beginning of the Period	58,818	54,006	56,289	52,599

Deficit – End of the Period	$60,039	$54,380	$60,039	$54,380

Basic and Fully Diluted Loss per
Share	$(0.01)	$(0.00)	$(0.03)	$(0.01)

Weighted Average Number of
Shares	137,253,739	136,776,063	137,153,740	132,626,373

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Changes in Shareholders’ Equity

All figures in Thousands of U.S. Dollars except share amounts

	Common Shares (Note 7)

	Authorized			Contributed
	Shares	Shares	Amount	Surplus	Deficit	Total
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$(52,599)	$29,938
Loss for the period	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-
Private placement, finders’ fees and issuance costs	-	15,149,999	31,177	8,346	-	39,523
Stock-based compensation	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$20,825	$(56,289)	$69,151
Loss for the period	-	-	-	-	(3,750)	(3,750)
Shares and warrants issued:
Exercise of options	-	262,800	426	-	-	426
Fair value of stock options exercised	-	-	240	(240)	-	-
Convertible debt – conversion factor and warrants (Note 6)	-	-	-	607	-	607
Accrual of Milestone 4 Bonus Shares (Note 10a))	-	-	-	2,041	-	2,041
Amendment to previously issued warrants (Note 7a))	-	-	(502)	502	-	-
Stock-based compensation	-	-	-	1,407	-	1,407
Balance – 31 October 2008	Unlimited	137,253,875	$104,779	$25,142	$(60,039)	$69,882

Figures since 31 January 2008 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	31	31	31	31
	October	October	October	October
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities
Loss for the period	(1,221)	(374)	(3,750)	(1,781)
Items not involving cash
Amortization	7	16	24	27
Investment loss	369	-	1,272	-
Stock-based compensation	80	80	414	596
Changes in non-cash working capital
Accounts receivable and advances	5	(38)	106	(41)
Prepaid expenses	(9)	186	193	(287)
Accounts payable and accrued liabilities	(1,343)	(185)	(1,068)	(562)
Net cash provided by (used in) operating
activities	(2,112)	(315)	(2,809)	(2,048)

Financing Activities
Share capital – for cash	6	165	426	39,723
Deferred financing costs	(15)	(15)	(35)	(283)
Convertible debt	7,239	-	7,239	-
Long-term debt repayment	(250)	(500)	(1,150)	(1,500)
Net cash provided by (used in)
financing activities	6,980	(350)	6,480	37,940

Investing Activities
Purchase of investment	-	(489)	-	(2,495)
Purchase of mineral property, plant and
equipment	(5,779)	(5,583)	(18,270)	(13,727)
Net cash used in investing activities	(5,779)	(6,072)	(18,270)	(16,222)

Net Increase (Decrease) in Cash and Cash
Equivalents Position	(911)	(6,737)	(14,599)	19,670

Cash and Cash Equivalents Position –
Beginning of Period	6,396	35,304	20,084	8,897

Cash and Cash Equivalents Position – End
of Period	5,485	28,567	5,485	28,567

Non-Cash Financing and Investing
Activities

Changes in accounts payable and accrued
liabilities related to investing activities	571	1,263	(40)	2,556
Changes in accounts payable and accrued
liabilities related to financing activities	365	-	365	-
Accretion on long-term debt and asset
retirement obligation	238	140	659	422

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources Ltd. to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2008.

Certain balances have been reclassified to conform with current period presentation.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

The Section requires specific disclosures to be made, including the criteria for:

(i)	Designating financial assets and liabilities as held for trading;
(ii)	Designating financial assets as available for sale, and
(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c)	The adoption of Sections 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

In addition to above noted accounting policies, on 1 February 2008 the Company also adopted CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the NorthMet Project and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, PolyMet will require additional funds through completion of permitting and through Project construction. The capital cost of the Project, excluding ongoing sustaining capital, is estimated at $602 million. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to obtain interim financing and identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, convertible debt and long-term debt. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

Although the Company expects its current capital resources, supplemented by the financing discussed in Note 6 to these financial statements, will be sufficient to carry out its plans and operations through 31 October 2009, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

2.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid to 31 October 2008. The agreement requires future annual lease payments of $150,000 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the lease, PolyMet holds mineral rights and the right to mine. PolyMet has intended to acquire surface rights through a land exchange with the United States Forest Service, which costs have been included in the capital cost estimate of the project. Legislation has been introduced in the United States Congress to facilitate a possible direct acquisition of surface rights.

3.	Mineral Property, Plant and Equipment

Details are as follows:

			31 October	31 January
			2008	2008
		Accumulated	Net Book	Net Book
31 October 2008	Cost	Amortization	Value	Value
NorthMet Project	86,744	-	86,744	64,766
Leasehold improvements	47	18	29	36
Computers	200	98	102	112
Furniture and equipment	136	52	84	105
	87,127	168	86,959	65,019

Erie Plant, Minnesota, U.S.A. / NorthMet Project

On 14 September 2005 the Company reached an agreement in principle with Cleveland Cliffs (“Cliffs”) on the terms for the early exercise of an option and the scope of the plant and equipment to be so acquired. On 15 November 2005, the Company exercised its option to acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under an Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment was paid on 30 June 2008 (Note 4).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Property, Plant and Equipment - continued

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

  2 million shares of PolyMet, paid at closing;

  $1 million in cash, paid at closing;

  $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and

  $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,753,000 (Note 5) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Interest and loan accretion to 31 October 2008 in the amount of $1,819,000 (31 January 2008 - $1,227,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to 31 October 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 3) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on 30 June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be accrued or payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. As at 31 October 2008 the outstanding long term debt was as follows:

	31 October 2008	31 January 2008

Notes Payable	$11,424	$12,204
Accrued interest	23	31
Total debt	11,447	12,235
Less current portion	(1,000)	(1,401)

Long term debt	$10,447	$10,834

5.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 3), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 October 2008 and Canadian GAAP. The Company’s estimate of the fair value of the asset retirement obligation was $3,753,000 (31 January 2008 - $3,439,000). The estimate was based upon a 31 October 2008 undiscounted future cost of $21.4 million for the first Cliffs transaction and $2.1 million for Cliffs II. Accretion of the liability of $1,053,000 (31 January 2008 - $714,000) until the commencement of commercial production has been capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

6.	Convertible Debt

On October 31, 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and the Issuer.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008. US$17.5 million of the Debentures will be issued in three tranches subject to expenditures being in material compliance with budget and other customary conditions.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

PolyMet has issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at October 31, 2008 (3.2075%) plus 4%. Costs related to the financing of $626,000 have been recorded against the convertible debt.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital

a)

During the nine months ended 31 October 2008, the Company issued 262,800 shares (31 October 2007 – 305,000) pursuant to the exercise of stock options for total proceeds of $426,000 (31 October 2007 - $200,000).

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares was US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

• 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

b)

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the nine month period, the Company granted 775,000 options. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 10a)).

Details of stock option activity are as follows:

	Nine months	Year
	ended	ended 31
	31 October	January
	2008	2008
Outstanding - Beginning of period	11,312,800	9,090,000
Granted	775,000	2,685,000
Cancelled	(75,000)	-
Exercised	(262,800)	(462,200)

Outstanding - End of period	11,750,000	11,312,800

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital - continued

As at 31 October 2008, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.33	0.40	225,000
28 April 2009	0.63	0.75	150,000
5 July 2009	0.55	0.66	825,000
18 October 2009	0.65	0.79	50,000
30 March 2010	0.54	0.65	235,000
1 May 2010	0.70	0.85	350,000
15 June 2010	0.78	0.94	40,000
19 September 2010	1.13	1.36	1,690,000
24 October 2010	0.99	1.20	200,000
5 December 2010	0.95	1.15	200,000
20 March 2011	2.28	2.76	3,100,000
19 June 2011	2.46	2.97	325,000
1 September 2011	3.16	3.82	300,000
22 September 2011	2.90	3.51	75,000
5 January 2012	2.73	3.30	525,000
13 February 2012	2.99	3.61	1,250,000
8 March 2012	2.88	3.48	400,000
12 March 2012	2.92	3.53	250,000
23 March 2012	2.89	3.49	50,000
4 September 2012	3.00	3.62	360,000
12 December 2012	3.05	3.69	205,000
11 January 2013	3.03	3.66	70,000
31 January 2013	2.87	3.47	100,000
15 February 2013	2.72	3.29	500,000
2 June 2013	3.92	4.74	100,000
30 July 2013	3.22	3.89	175,000
	2.05	2.48	11,750,000

As at 31 October 2008 all options had vested and were exercisable, with the exception of 55,000 which vest incrementally until September 2009 and 1,812,500 which vest upon completion of specific targets.

c)	Stock-Based Compensation

During the nine month period ended 31 October 2008, the Company issued 775,000 options to directors, officers, consultants and employees with an average exercise price of USD$2.99 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.05% to 3.23%
Expected dividend yield	Nil
Expected stock price volatility	56.52% to 63.52%
Expected option life in years	2.33

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Share Capital - continued

The weighted fair value of options granted during the period was US$1.16. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the nine months ended 31 October 2008, the Company recorded $1,407,000 for stock based compensation in its accounts as an expense of $414,000 and a debit to mineral property, plant and equipment of $993,000, with the offsetting entries going to contributed surplus.

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	Nine months	Year
	Ended	ended
	31 October	31 January
	2008	2008
Balance – Beginning of period	$20,825	$9,614
Current period fair value of stock-based compensation	1,407	3,077
Fair value of debt conversion (Note 6)	166	-
Fair value of exchangeable warrants (Note 6)	441	-
Fair value of warrants issued as finder’s fees	-	695
Fair value of warrants issued in unit financings (Note 7a))	-	7,651
Change in fair value of warrants amended (Note 7a))	502	-
Accrual of Milestone 4 Bonus Shares (Note 10a))	2,041	-
Fair value of stock options exercised during the period	(240)	(212)
Balance – End of period	$25,142	$20,825

e)	Share Purchase Warrants

Details of stock purchase warrant activity are as follows:

	31 October 2008		31 January 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of
period	9,120,000	4.00	1,100,000	4.00
Issued (Note 7a))	-	-	8,020,000	4.00
Cancelled (Note 7a))	(8,020,000)	4.00	-	-
Issued (Note 7a))	4,010,000	3.00	-	-
Issued (Note 7a))	4,010,000	5.50	-	-
Issued (Note 6)	6,250,000	5.50	-	-

Warrants outstanding – end of period	15,370,000	4.74	9,120,000	4.00

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	31 October	31 October
	2008	2007
Consulting fees paid to David Dreisinger, a Director of the Company	$42	46
Consulting fees paid to James Swearingen, a Director of the Company	-	45
Management fees paid to Group 4 Ventures, an affiliate controlled by the
Executive Chairman of the Company	-	81
Rent and charges paid to Baja Mining Corp., a company of which the
Executive Chairman was a director	5	20

	$47	192

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the nine months ended 31 October 2008, the Company paid $42,000 (2007 - $46,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the nine months ended 31 October 2008, the Company paid $nil (2007 - $45,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms as least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

During the nine months ended 31 October 2008, the Company paid $nil (2007 - $81,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to Mr Murray during the nine months ended 31 October 2008 of $218,000 (2007 - $105,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the nine months ended 31 October 2008, the Company paid $5,000 (2007 - $20,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

9.	Segmented Information

The Company is in the permitting stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the Executive Chairman’s office located in Canada. Segmented information on a geographic basis is as follows:

31 October 2008	Canada	U.S.	Consolidated
Segment operating loss (income) (9 months ended )	3,769	(19)	3,750
Segment operating loss (3 months ended )	1,217	4	1,221
Identifiable assets	1,276	93,704	94,980

31 October 2007	Canada	U.S.	Consolidated
Segment operating loss (9 months ended )	1,366	415	1,781
Segment operating loss (3 months ended )	197	177	374
Identifiable assets	31,066	58,412	89,478

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

10.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 October 2008, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i)
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(ii) and (iii)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project and / or an equity investment in the Company by such a producer or producers.

(ii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iii)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at $3.80, the Company’s closing trading price on 17 June 2008. During the nine months ended 31 October 2008, the Company accrued $2,041,000 related to Milestone 4 (2007 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 3), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, upon delivering a bona fide offer of project financing, warrants to purchase 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

d)

On October 13, 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts that will be used in rebuilding the drill rig. The drill rig has a book value of $2,342,000 including the amount that the Company has capitalized related to an account payable of $1,267,000 for the full value of the parts.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

e)

On October 31, 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

f)	On 31 October, 2008, the Company had outstanding commitments related to consultants and the environmental review process of $750,000.

11.	Investment

During the nine months ended 31 October 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale.

As at 31 January 2008, the Company determined that the investment had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its income statement for the year ended 31 January 2008.

As at 31 October 2008, the Company has determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 October 2008 was US$149,000 (C$180,000). In the first two quarters of the current fiscal year, the Company recorded investment losses of $903,000 due to declines in value in those quarters. In the third quarter, as a result of the additional decline in value, the Company recorded an additional investment loss of $369,000 in its income statement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for- trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31 October	31 January
	2008	2008
Held-for-trading (1)	$5,485	$20,084
Available-for-sale	149	1,445
Loans and receivables	62	168
Other financial liabilities (2)	21,345	16,609

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - continued

As at 31 October 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31 October	31 January
	2008	2008
Held-for-trading (1)	$103	$1,388
Available-for-sale	149	1,445
Loans and receivables	25	153
Other financial liabilities (2)	(123)	(454)

	$154	$2,532

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 October 2008, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $15,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The Company has not hedged any of its interest rate risk.

As at 31 October 2008, the Company is exposed to interest rate risk through the following assets and liabilities:

	31 October	31 January
	2008	2008
Held-for-trading (1)	$5,485	$20,084
Other financial liabilities (2)	17,714	12,235

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 4) and convertible debt (Note 6).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2008
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company (see Note 10) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 October 2008, the Company is exposed to investment risk through the following assets:

	31 October	31 January
	2008	2008
Available-for-sale (1)	$149	$1,445

(1)	Includes investment.